Exhibit 99.26

Section I

THE QUÉBEC GOVERNMENT'S DEBT

I.1

SUMMARY

Even though Québec's gross debt burden is high compared to other provinces, standing at 46.1% of GDP as at March 31, 2019, it is at its lowest in over 20 years.

The Act to reduce the debt and establish the Generations Fund stipulates that for fiscal 2025-2026, the gross debt must not exceed 45% of GDP, while the debt representing accumulated deficits must not exceed 17% of GDP.

This budget confirms that these objectives are being maintained.

The objective of reducing the gross debt will be achieved in 2020-2021, or five years earlier than forecast, while that of reducing the debt representing accumulated deficits will be achieved in 2025-2026, as stipulated in the Act.

Reduction of the debt burden will enable Québec to:

—	ensure stable funding for the government's chief missions;

—	cope with the costs associated with population aging;

—	fund investment in public infrastructure;

—	counter an eventual economic slowdown;

—	ease the tax burden on taxpayers;

—	increase Québec's financial autonomy within the federation.

In the fall 2018 update, the government announced an acceleration in repayment of the debt, as it had promised.

—	By spring 2019, $10 billion from the Generations Fund will have been used to reduce Québec's debt on financial markets.

—	This debt repayment will lower the government's interest charges by $1.6 billion over the next five years.

The Québec
Government’s Debt	I-3

1.	QUÉBEC'S DEBT

1.1	Different concepts of debt

A number of different concepts of debt are used to measure a government's indebtedness.

—

Gross debt corresponds to the debt on financial markets, plus the commitments made with regard to the retirement plans of government employees. The balance of the Generations Fund is subtracted from the gross debt.

—	Net debt corresponds to the government's liabilities as a whole, less its financial assets.

—	Debt representing accumulated deficits corresponds to the difference between the government's assets and liabilities. It is the debt that does not correspond to any assets.

—

Pursuant to the Act to reduce the debt and establish the Generations Fund, the balance of the stabilization reserve, that is, the sum of the budgetary surpluses achieved since 2015-2016, is added to this debt.

The following table presents data on Québec's debt according to these concepts.

TABLEAU I.1

Debt of the Québec government as at March 31 according to various concepts
(millions of dollars)
	2018	2019	2020

GROSS DEBT(1)	201 071	200 756	204 169

% of GDP	48.2	46.1	45.3

Less: Financial assets, net of other liabilities(2)	−24 528	−26 661	−29 470

NET DEBT	176 543	174 095	174 699

% of GDP	42.3	40.0	38.8

Less: Non-financial assets	−69 073	−72 231	−75 339

DEBT REPRESENTING ACCUMULATED DEFICITS WITHIN THE MEANING OF THE PUBLIC ACCOUNTS	107 470	101 864	99 360

% of GDP	25.8	23.4	22.1

Plus: Stabilization reserve	7 174	9 674	9 674

DEBT REPRESENTING ACCUMULATED DEFICITS WITHIN THE MEANING OF THE ACT TO REDUCE THE DEBT AND ESTABLISH THE GENERATIONS FUND	114 644	111 538	109 034

% of GDP	27.5	25.6	24.2

(1)	The gross debt excludes pre-financing and takes into account the sums accumulated in the Generations Fund.
(2)	Financial assets include, in particular, participations in government enterprises (for example, Hydro-Québec) and accounts receivable, minus other liabilities (for example, accounts payable).
The Québec
Government’s Debt	I-5

The debt representing accumulated
deficits is increased by the stabilization reserve

According to the Act to reduce the debt and establish the Generations Fund, the debt representing accumulated deficits consists of the accumulated deficits figuring in the government's financial statements plus the balance of the stabilization reserve. This debt would be lower if the stabilization reserve were not added to it.

–

For example, as at March 31, 2019, the debt representing accumulated deficits without the stabilization reserve, that is, within the meaning of the Public Accounts, will be $101.9 billion, or $9.7 billion less than the debt representing accumulated deficits within the meaning of the Act to reduce the debt and establish the Generations Fund.

This is explained by the fact that budgetary surpluses achieved since 2015-2016 have been allocated to the stabilization reserve instead of being deducted from the debt representing accumulated deficits.

To compare Québec's debt representing accumulated deficits with that of other governments in Canada, it is necessary to use the debt representing accumulated deficits without the addition of the stabilization reserve.

Contrary to the debt representing accumulated deficits, the gross debt and the net debt are not increased by the stabilization reserve.

The Québec
I-6	Government’s Debt

[ ]	Accumulated deficits account for more than half of the gross debt

As at March 31, 2018, accumulated deficits accounted for more than half of the gross debt. This share will decrease in the coming years because of ongoing fiscal balance, deposits in the Generations Fund and capital investments by the government. The gross debt will thus be increasingly associated with assets, that is, public infrastructure and investments in government enterprises.

The Québec
Government’s Debt	I-7

1.2	Interprovincial comparison

Since 2015-2016, Québec has not incurred debt because of budgetary deficits. Instead, it has posted budgetary surpluses that have helped to reduce its debt, notably in 2018-2019. Nevertheless, Québec's debt is still fairly high.

—	Regardless of the debt concept used, Québec is the second most indebted province after Newfoundland and Labrador.

The interest that Québec has to pay on this debt represents a large proportion of the government's revenue.

In 2017-2018, $9.2 billion was paid in interest on the debt, which amounts to 8.5% of consolidated revenue, or $1 114 per capita.

—	After Newfoundland and Labrador, Québec is the province with the highest ratio.

Every dollar paid in interest is one dollar less for funding public services.

The Québec
I-8	Government’s Debt

Comparison of the net debt of governments in Canada

In percentage of GDP, Québec is the second most indebted province after Newfoundland and Labrador.

As at March 31, 2018, Québec's net debt burden was 42.3% of GDP, compared with the provincial average of 30.4% .1

Québec's net debt burden will decrease to 40% of GDP as at March 31, 2019 and to 35% as at March 31, 2024.

1 Weighted average.

The Québec
Government’s Debt	I-9

1.3	The benefits of debt reduction

In terms of benefits, reduction of the debt burden contributes to economic growth by creating a climate of confidence conducive to private investment and higher productivity.

Due to the decrease in the debt burden, Québec benefits from advantageous borrowing costs. Québec currently borrows at lower costs than Ontario.

Reduction of the debt burden will also enable Québec to:

—	ensure stable funding for the government's chief missions;

—	cope with the costs associated with population aging;

—	fund investment in public infrastructure;

—	counter an eventual economic slowdown;

—	ease the tax burden on taxpayers;

—	increase Québec's financial autonomy within the federation.

For all of these reasons, the government intends to continue reducing the debt burden.

The Québec
I-10	Government’s Debt

1.4	Gross debt

The gross debt corresponds to the amount of debt issued on financial markets (consolidated direct debt) plus the net liability for the retirement plans and other future benefits of public and parapublic sector employees, minus the balance of the Generations Fund.

As at March 31, 2019, the gross debt will stand at $200.8 billion, or 46.1% of GDP. The gross debt will increase in absolute terms over the coming years, mainly because of the government's capital investments.

However, the debt burden is expected to decrease because of economic growth, which will be greater than the anticipated increase in the gross debt. The ratio of gross debt to GDP will be 42.3% as at March 31, 2024.

TABLE I.2
Gross debt as at March 31
(millions of dollars)
	2018	2019	2020	2021	2022	2023	2024
Consolidated direct debt	191 984	190 270	196 517	204 924	214 920	224 075	232 856
Plus: Retirement plans and other employee future benefits(1)	21 903	18 408	16 078	13 504	10 494	7 337	3 537
Less: Generations Fund	−12 816	−7 922	−8 426	−11 110	−14 057	−17 317	−20 899
GROSS DEBT	201 071	200 756	204 169	207 318	211 357	214 095	215 494
% of GDP	48.2	46.1	45.3	44.6	44.1	43.4	42.3

(1) Net liability.

The Québec
Government’s Debt	I-11

1.4.1	The gross debt burden is at its lowest in over 20 years

Even though Québec's gross debt burden is relatively high, standing at 46.1% of GDP as at March 31, 2019, it is at its lowest in over 20 years.

The Québec
I-12	Government’s Debt

The Québec Government's Debt

TABLE I.3

(millions of dollars)

	Debt, beginning of year	Budgetary deficit (surplus)	Investments, loans and advances	Net capital investments[1]	Other factors[2]	Deposits in the Generations Fund	Total change	Debt, end of year	% of GDP
2009-2010	157 630	3 174[3]	1 746	4 226	−2 733	−725	5 688	163 318	51.9
2010-2011	163 318	3 150	2 507	4 923	298	−760	10 118	173 436	52.9
2011-2012	173 436	2 628	1 861	5 071	1 228	−840	9 948	183 384	53.2
2012-2013	183 384	3 476[4]	659	4 863	445	−961	8 482	191 866	54.2
2013-2014	191 866	2 824	1 349	3 977	−788	−1 421	5 941	197 807	54.3
2014-2015	197 807	1 143[5]	2 146	2 980	1 160	−1 279	6 150	203 957	54.3
2015-2016	203 957	−2 191	808	2 695	−338	−1 584	−610	203 347	52.6
2016-2017	203 347	−2 361	2 527	1 784	194	−2 001	143	203 490	51.2
2017-2018	203 490	−2 622	1 859	2 173	−1 536	−2 293	−2 419	201 071	48.2
2018-2019	201 071	−2 500	2 538	3 158	−405	−3 106	−315	200 756	46.1
2019-2020	200 756	—	3 212	3 108	−403	−2 504	3 413	204 169	45.3
2020-2021	204 169	—	2 368	3 261	204	−2 684	3 149	207 318	44.6
2021-2022	207 318	—	2 871	4 169	−54	−2 947	4 039	211 357	44.1
2022-2023	211 357	−100	2 476	4 290	−668	−3 260	2 738	214 095	43.4
2023-2024	214 095	−450	1 882	3 459	90	−3 582	1 399	215 494	42.3

(1) Investments made under public-private partnership agreements are included in net capital investments.
(2) Other factors include, in particular, the change in other accounts, such as accounts receivable and accounts payable.
(3) The budgetary balance presented is the budgetary balance after use of the stabilization reserve.
(4) This amount includes the loss of $1 876 million stemming from activities abandoned following the closure of Hydro-Québec's Gentilly-2 nuclear power plant.
(5) The budgetary balance presented excludes the impact of accounting adjustments. The budgetary balance including accounting adjustments of $418 million is a deficit of $725 million.

I.13

SECTION

Net capital investments

Net capital investments consist of the government's gross investments minus depreciation expenses.

–

The Québec government's contribution to the projects of partners (e.g. municipalities) is not included in these investments, whereas it is included in the annual investments of the Québec Infrastructure Plan.

Even though gross investments have an impact on the gross debt, net capital investments are presented in the factors responsible for the change in the gross debt due to the fact that depreciation expenses are included in the budgetary balance.

From 2019-2020 to 2023-2024, net capital investments will increase gross debt by $3.7 billion per year on average.

Net capital investments
(millions of dollars)
	2018-	2019-	2020-	2021-	2022-	2023-
	2019	2020	2021	2022	2023	2024
Gross investments(1)	7 295	7 411	7 691	8 814	9 218	8 945
Less: Depreciation	−4 137	−4 303	−4 430	−4 645	−4 928	−5 486
Net capital investments	3 158	3 108	3 261	4 169	4 290	3 459

(1)	Gross investments include those made under public-private partnership agreements and are presented net of the value of disposals.
The Québec
I-14	Government’s Debt

Net liability for the retirement plans
and other employee future benefits

The net liability for the retirement plans and other employee future benefits corresponds to the government's net commitments toward its public and parapublic sector employees.

The net liability for the retirement plans and other employee future benefits, which is included in the gross debt, is calculated by subtracting from the liability the balance of the sums accumulated to pay for these benefits. The balances concerned are those of the Retirement Plans Sinking Fund (RPSF), the Accumulated Sick Leave Fund and the Survivor's Pension Plan Fund.

As at March 31, 2018, the net liability for the retirement plans and other employee future benefits stood at $21.9 billion.

Net liability for the retirement plans and other employee future benefits as at
March 31, 2018
(millions of dollars)

Retirement plans

Liability for the Government and Public Employees Retirement Plan (RREGOP)	60 384

Liability for the Pension Plan of Management Personnel (PPMP) and the Retirement Plan for Senior Officials (RPSO)	19 360

Liability for the other plans(1)	17 694

Retirement plans liability	97 438

Less: Retirement Plans Sinking Fund (RPSF)	−75 417

Net retirement plans liability	22 021

Other employee future benefits

Other employee future benefits liability	1 480

Less: Funds dedicated to other employee future benefits	−1 598

Net other employee future benefits liability	−118

NET LIABILITY FOR THE RETIREMENT PLANS AND OTHER EMPLOYEE FUTURE BENEFITS	21 903

(1)	The liability for the other plans takes into account the assets of the other plans, including those of the Pension Plan of the Université du Québec.

The Québec
Government’s Debt	I-15

1.5	Net debt

The net debt corresponds to the government's liabilities less its financial assets.

As a proportion of GDP, the net debt will decrease in the coming years, reaching 34.8% as at March 31, 2024.

TABLE I.4
Factors responsible for the change in the net debt
(millions of dollars)
						Deposits
	Debt,	Budgetary				in the
	beginning	deficit	Net capital			Generations	Total	Debt, end	% of
	of year	(surplus)	investments	Other		Fund	change	of year	GDP
2017-2018	181 755	−2 622	2 173	−2 470	(1)	−2 293	−5 212	176 543	42.3
2018-2019	176 543	−2 500	3 158	—		−3 106	−2 448	174 095	40.0
2019-2020	174 095	—	3 108	—		−2 504	604	174 699	38.8
2020-2021	174 699	—	3 261	—		−2 684	577	175 276	37.7
2021-2022	175 276	—	4 169	—		−2 947	1 222	176 498	36.8
2022-2023	176 498	−100	4 290	—		−3 260	930	177 428	35.9
2023-2024	177 428	−450	3 459	—		−3 582	−573	176 855	34.8

(1)

This decrease in the net debt is due, in particular, to the transfer on June 1, 2017 of the capital investments of the Agence métropolitaine de transport (AMT) to the Autorité régionale de transport métropolitain (ARTM) and to the Réseau de transport métropolitain (RTM), which are two entities excluded from the government reporting entity.

The Québec
I-16	Government’s Debt

1.6	Debt representing accumulated deficits

According to the Act to reduce the debt and establish the Generations Fund, the debt representing accumulated deficits consists of the accumulated deficits figuring in the government's financial statements plus the balance of the stabilization reserve.

As a proportion of GDP, the debt representing accumulated deficits will decrease in the coming years, reaching 19.0% as at March 31, 2024.

TABLE I.5
Factors responsible for the change in the debt representing accumulated deficits
(millions of dollars)
			Allocation		Deposits
	Debt,	Budgetary	to the		in the
	beginning	deficit	stabilization	Accounting	Generations	Total	Debt, end	% of
	of year	(surplus)	reserve	adjustments	Fund	change	of year	GDP
2017-2018	117 401	−2 622	2 622	−464	−2 293	−2 757	114 644	27.5
2018-2019	114 644	−2 500	2 500	—	−3 106	−3 106	111 538	25.6
2019-2020	111 538	—	—	—	−2 504	−2 504	109 034	24.2
2020-2021	109 034	—	—	—	−2 684	−2 684	106 350	22.9
2021-2022	106 350	—	—	—	−2 947	−2 947	103 403	21.6
2022-2023	103 403	−100	100	—	−3 260	−3 260	100 143	20.3
2023-2024	100 143	−450	450	—	−3 582	−3 582	96 561	19.0

Without the addition of the stabilization reserve, the debt representing accumulated deficits is expected to amount to 17.0% of GDP as at March 31, 2024.

Note: The debt representing accumulated deficits within the meaning of the Public Accounts does not take into account the stabilization reserve.

The Québec
Government’s Debt	I-17

1.7	Maintenance of debt reduction objectives

The Act to reduce the debt and establish the Generations Fund stipulates that for fiscal 2025-2026, the gross debt must not exceed 45% of GDP, while the debt representing accumulated deficits must not exceed 17% of GDP.

This budget confirms that these objectives are being maintained.

Due to continued fiscal balance, deposits in the Generations Fund, and the economic growth that is contributing to reducing the debt burden, the government forecasts that:

—	the objective of reducing the gross debt to 45% of GDP will be achieved in 2020-2021, or five years earlier than forecast;

—	the objective of reducing the debt representing accumulated deficits to 17% of GDP will be achieved in 2025-2026, as provided for in the Act.

—	Without the addition of the stabilization reserve, the objective of reducing the debt representing accumulated deficits to 17% of GDP would be achieved in 2023-2024.

The Québec
I-18	Government’s Debt

1.8	Accelerated repayment of the debt

On December 3, 2018, in the Update on Québec's Economic and Financial Situation, the government announced an acceleration in the repayment of the debt, as it had promised.

By spring 2019, $10 billion from the Generations Fund will have been used to reduce Québec's debt on financial markets and lower the government's interest charges.

TABLE I.6
Use of the Generations Fund for debt repayment
(millions of dollars)
	2018-	2019-	2020-	2021-	2022-	2023-
	2019	2020	2021	2022	2023	2024	Total
Book value, beginning of year	12 816	7 922	8 426	11 110	14 057	17 317
Revenues dedicated to the
Generations Fund	3 106	2 504	2 684	2 947	3 260	3 582
Use of the Generations Fund to repay borrowings	–8 000	–2 000	—	—	—	—	–10 000
BOOK VALUE, END OF YEAR	7 922	8 426	11 110	14 057	17 317	20 899

1.8.1	Savings of $1.6 billion in interest over five years

The $10-billion repayment of the debt from the Generations Fund will generate interest savings of $318 million per year as of 2019-2020, or $1.6 billion over the next five years.

—	These sums can be used to fund public services rather than for paying interest.

TABLE I.7
Interest savings resulting from the $10-billion repayment of the debt
(millions of dollars)
	2019-	2020-	2021-	2022-	2023-	Total over
	2020-	2021-	2022-	2023-	2024-	5 years
Interest savings on the debt	318	318	318	318	318	1 590

Note: Savings presented in the December 2018 update. These savings total $98 million in 2018-2019.

The Québec
Government’s Debt	I-19

1.8.2	A decrease in the proportion of revenue devoted to debt service

A large proportion of the government's revenue is devoted to paying interest on the debt, but this proportion is declining.

The proportion of revenue devoted to debt service will stand at 7.8% in 2019-2020 due to, among other things, accelerated repayment of the debt from the Generations Fund.

The Québec
I-20	Government’s Debt

1.9	Generations Fund

In 2019-2020, deposits of dedicated revenues in the Generations Fund will amount to $2.5 billion. These sums come mainly from:

—	water-power royalties paid by Hydro-Québec and private producers of hydro-electricity;

—	revenue stemming from the indexation of the price of heritage electricity;

—	mining revenues;

—	an amount from the specific tax on alcoholic beverages;

—	investment income.

The Generations Fund should stand at $20.9 billion as at March 31, 2024.

TABLE I.8
Generations Fund
(millions of dollars)
	2018-		2019-	2020-	2021-	2022-	2023-
	2019	(1)	2020	2021	2022	2023	2024
Book value, beginning of year	12 816		7 922	8 426	11 110	14 057	17 317
Dedicated revenues
Water-power royalties
Hydro-Québec	699		706	736	751	786	809
Private producers	103		102	104	106	108	110
Subtotal	802		808	840	857	894	919
Indexation of the price of heritage electricity	258		305	385	475	575	680
Additional contribution from Hydro-Québec	215		215	215	215	215	215
Mining revenues	231		245	292	319	352	387
Specific tax on alcoholic beverages	500		500	500	500	500	500
Unclaimed property	15		15	15	15	15	15
Investment income(2)	1 085		416	437	566	709	866
Total dedicated revenues	3 106		2 504	2 684	2 947	3 260	3 582
Use of the Generations Fund to repay borrowings	−8 000		−2 000	—	—	—	—
BOOK VALUE, END OF YEAR	7 922		8 426	11 110	14 057	17 317	20 899

(1)	For information purposes, the market value of the Generations Fund as at December 31, 2018, was $11.3 billion, or $1.1 billion higher than its book value at that date.
(2)

The investment income of the Generations Fund corresponds to realized investment income (interest income, dividends, gains on the disposal of assets, etc.). The forecast may thus be adjusted upward or downward according to the timing of realized gains or losses. The substantial investment income in 2018-2019 is explained by the materialization of a portion of the investment gains resulting from the use of the Generations Fund to repay the debt. In addition to the realized gains from withdrawals from the Generations Fund, an annual return of 4.8% is expected, a rate based on the actual results of the past five years.

The Québec
Government’s Debt	I-21

[ ]	The importance of the Generations Fund

The Generations Fund is a tool that contributes directly to reducing the debt burden.

Without the deposits made in the Generations Fund, the ratio of gross debt to GDP would be much higher. As at March 31, 2024, the gross debt burden will stand at 42.3% of GDP. Without the Generations Fund, the forecast would be 48.6% of GDP, or 6.3 percentage points higher.

This difference means that in the absence of the Generations Fund, the anticipated gross debt as at March 31, 2024 would be $31.9 billion higher.1

_______________

1

The $31.9 billion difference is $11 billion higher than the balance of the Generations Fund as at March 31, 2024 ($20.9 billion) owing to the use of $11 billion from the Generations Fund to repay borrowings ($1 billion in 2013-2014, $8 billion in 2018-2019 and $2 billion in 2019-2020).

The Québec
I-22	Government’s Debt

Returns of the Generations Fund

Since the first deposit was made in the Generations Fund in January 2007, the return has been higher than the cost of new borrowings by the government 11 years out of 12.

–	From 2007 to 2018, the average return was 5.5%, compared with an average cost of 3.4% for new borrowings, which represents a difference of 2.1 percentage points.

The accelerated debt repayment announced in the fall 2018 update has also meant faster crystallization of investment gains, as well as reduced exposure of the amounts making up the Generations Fund to market risk.

Comparison of the Generations Fund's annual return and the Québec government's borrowing costs
(per cent, on a calendar year basis)
	Return of the	Cost of new	Difference
	Generations Fund	borrowings(1)	(percentage points)
2007	5.6	4.7	0.9
2008	−22.4	4.5	−26.9
2009	11.3	4.4	6.9
2010	12.3	4.1	8.2
2011	4.0	3.7	0.3
2012	8.4	3.0	5.4
2013	12.0	3.3	8.7
2014	11.7	3.2	8.5
2015	8.1	2.4	5.7
2016	7.3	2.2	5.1
2017	8.5	2.5	6.0
2018	4.4	2.9	1.5

(1) The government's borrowing costs correspond to the yield on 10-year maturity Québec bonds.

Source : PC-Bond for the yield on 10-year maturity Québec bonds.

The Québec
Government’s Debt	I-23

2.	FINANCING

2.1	Financing program

The financing program corresponds to long-term borrowings made, in particular, to repay maturing borrowings and to fund the government's capital investments.

For fiscal 2018-2019, it amounts to $15.6 billion, which is $2.2 billion more than forecast in the March 2018 budget.

This upward revision is attributable mainly to pre-financing for the following year.

TABLE I.9
The government's financing program in 2018-2019
(millions of dollars)
	March 2018	Revisions	March 2019
GENERAL FUND
Net financial requirements	5 012	–3 758	1 254
Repayments of borrowings	8 252	3 042	11 294
Use of the Generations Fund to repay borrowings	–2 000	–6 000	–8 000
Change in cash position	–9 342	–405	–9 747
Deposits in the Retirement Plans Sinking Fund (RPSF)(1) and other funds related to retirement plans	—	1 205	1 205
Contributions to the Sinking Fund for borrowings	—	1 500	1 500
Transactions under the credit policy(2)	—	827	827
Pre-financing	—	4 167	4 167
GENERAL FUND	1 922	578	2 500
FINANCING FUND	10 100	1 800	11 900
FINANCEMENT-QUÉBEC	1 400	–200	1 200
TOTAL	13 422	2 178	15 600	(3)
Including: repayments of borrowings	16 559	3 042	19 601

Note: A negative entry indicates a source of financing and a positive entry, a financial requirement.

(1)	Deposits in the RPSF are optional. They are recorded in the financing program only once they are made.
(2)

Under the credit policy, which is designed to limit financial risk with respect to counterparties, the government disburses or receives amounts following, in particular, movements in exchange rates. These amounts have no effect on the debt.

(3)	This data is based on borrowings contracted as at March 6, 2019.

The Québec
Government’s Debt	I-25

Borrowings carried out in 2018-2019

The government aims to borrow at the lowest possible cost. To that end, it applies a strategy for diversifying sources of funding by market, financial instrument and maturity.

In 2018-2019, the government carried out 17.0% of its borrowings on foreign markets, a level similar to the average for the past 10 years (19.2%) . Nonetheless, the government keeps no exposure of its debt to those foreign currencies so as to neutralize the impact of variations in foreign exchange rates on debt service.

In 2018-2019, conventional bonds in Canadian dollars were the main debt instrument used. The government also made two other green bond issues, for $500 million in June 2018 and $800 million in February 2019.

Over 76% of the borrowings carried out in 2018-2019 had a maturity of 10 years or more.

As at March 31, 2019, the average maturity of the debt should be 11 years.

The Québec
I-26	Government’s Debt

The financing program will amount to $11.8 billion in 2019-2020.

For the four subsequent years, that is, from 2020-2021 to 2023-2024, it will average $21.6 billion per year.

As of 2020-2021, the financing program does not include any new withdrawals from the Generations Fund.

TABLE I.10
The government's financing program, 2019-2020 to 2023-2024
(millions of dollars)
	2019-2020	2020-2021	2021-2022	2022-2023	2023-2024
GENERAL FUND
Net financial requirements	1 826	2 750	3 087	3 325	3 369
Repayments of borrowings	4 823	3 848	9 293	8 326	5 928
Use of the Generations Fund to repay borrowings	–2 000	—	—	—	—
Change in cash position	–4 167	—	—	—	—
GENERAL FUND	482	6 598	12 380	11 651	9 297
FINANCING FUND	9 400	9 000	9 000	9 300	11 000
FINANCEMENT-QUÉBEC	1 900	1 800	2 700	2 000	1 700
TOTAL	11 782	17 398	24 080	22 951	21 997
Including: repayments of borrowings	11 066	11 528	14 231	13 277	12 820

Note: A negative entry indicates a source of financing and a positive entry, a financial requirement.

Green Bond program

In 2017, the government introduced a Green Bond program that funds projects providing tangible benefits with regard to protecting the environment, reducing greenhouse gas (GHG) emissions or adapting to climate change. Through this program, the government is contributing to, among other things, the development of a socially responsible investment market.

Four issues totalling $2.3 billion have been made since the program was launched. Given the demand for Québec's Green Bonds and the government's commitment to the environment, Québec will be a regular issuer of Green Bonds.

For further details, please visit
www.finances.gouv.qc.ca/en/RI_GB_Green_Bonds.asp.

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Government’s Debt	I-27

2.2	Debt management strategy

The government's debt management strategy aims to minimize the cost of debt while limiting the risks related to fluctuations in foreign exchange and interest rates.

The government uses a range of financial instruments, particularly interest rate and currency swap agreements (swaps), to achieve desired debt proportions by currency and interest rate.

[ ]	Structure of the gross debt by currency

As at March 31, 2019, before taking swaps into account, 81.8% of the gross debt is expected to be in Canadian dollars, 9.4% in U.S. dollars, 6.4% in euros, 0.8% in Australian dollars, 0.7% in pounds sterling, 0.7% in Swiss francs and 0.2% in other foreign currencies (in yen, New Zealand dollars, and Hong Kong dollars).

However, after taking swaps into account, the gross debt in its entirety will be denominated in Canadian dollars.

Indeed, since 2012-2013, the government has maintained no exposure of its debt to foreign currencies.

Swaps allow to neutralize the impact of variations in foreign exchange rates on debt service.

TABLE I.11
Structure of the gross debt by currency as at March 31, 2019
(per cent)
	Before swaps	After swaps
Canadian dollar	81.8	100.0
U.S. dollar	9.4	0.0
Euro	6.4	0.0
Australian dollar	0.8	0.0
Pound sterling	0.7	0.0
Swiss franc	0.7	0.0
Other (yen, New Zealand dollar and Hong Kong dollar)	0.2	0.0
TOTAL	100.0	100.0

Note: Gross debt including pre-financing.

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I-28	Government’s Debt

[ ]	Structure of the gross debt by interest rate

The government keeps part of its debt at fixed interest rates and part at floating interest rates.

As at March 31, 2019, after taking swaps into account, the proportion of the gross debt at fixed interest rates is expected to be 93.1%, 2 while the proportion at floating rates is expected to be 6.9% .

In addition, as at March 31, 2019, the proportion of the gross debt repayable or subject to an interest rate change in 2019-2020 is expected to be 12.0% . This proportion includes the debt at floating interest rates (6.9%) as well as the debt at fixed rates which will have to be repaid3 or refinanced in 2019-2020 (5.1%) .

______________________________

2

This proportion includes the debt at fixed interest rates maturing in more than one year (88.0%) as well as the debt at fixed interest rates which will have to be repaid or refinanced in 2019-2020 (5.1%).

3	Includes, in particular, long-term borrowings that will be repaid through the use of $2 billion from the Generations Fund in 2019-2020.

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Government’s Debt	I-29

3.	CREDIT RATINGS

3.1	The Québec government's credit ratings

A credit rating measures the ability of a borrower, like the Québec government, to pay interest on its debt and repay the principal at maturity.

Québec's credit rating is evaluated by six credit rating agencies. These six agencies have assigned a stable outlook to Québec's credit rating.

TABLE I.12
The Québec government's credit ratings
Credit rating agency	Credit rating	Outlook
Moody's	Aa2	Stable
Standard & Poor's (S&P)	AA−	Stable
Fitch	AA−	Stable
DBRS	A (high)	Stable
Japan Credit Rating Agency (JCR)	AA+	Stable
China Chengxin International (CCXI)	AAA(1)	Stable

(1) This is the credit rating for bond issues on the Chinese market.

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Government’s Debt	I-31

The Québec government's credit ratings, which are indicated in the table below, differ from one credit rating agency to another because of the methodology used by each agency to determine credit risk.

The three main international credit rating agencies (Moody's, S&P and Fitch) assign Québec a credit rating in the “AA” category.

DBRS is the only credit rating agency that assigns Québec a rating of less than the “AA” category. This rating has been unchanged since 2006. However, Québec's financial situation has improved in the meantime. The government aims to have this rating upgraded by keeping the budget balanced and reducing the debt burden. A rating in the “AA” category from DBRS would be a first for Québec.

—	A higher credit rating means access to a broader pool of investors and advantageous borrowing costs.

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I-32	Government’s Debt

[ ]	Change in Québec's credit ratings

The following chart shows the change in Québec's credit ratings since 2002.

In June 2017, S&P raised Québec's credit rating from “A+” to “AA−”, a first since 1993. In fact, Québec recovered the credit rating it had with S&P from 1982 to 1993.

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Government’s Debt	I-33

3.2	Comparison of the credit ratings of the Canadian provinces

The following charts show the credit ratings of the Canadian provinces assigned by Moody's and Standard & Poor's as at March 6, 2019.

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I-34	Government’s Debt

APPENDIX 1:	ADJUSTMENTS TO DEBT SINCE THE MARCH 2018 BUDGET

[ ]	Adjustments to the gross debt compared to the March 2018 budget

The gross debt as at March 31, 2023 has been adjusted downward by $2.8 billion compared with the March 2018 budget.

As for the gross-debt-to-GDP ratio, it has been adjusted downward by 1.6 percentage points, particularly due to stronger economic growth.

The downward adjustments can be attributed mainly to:

—	a larger-than-expected budgetary surplus in 2017-2018;

—	the elimination of the use of the stabilization reserve;

—	an anticipated budgetary surplus in 2018-2019.

In return, the government forecasts higher levels of investment in public infrastructure and its enterprises.

TABLE I.14
Adjustments to the gross debt as at March 31 since the March 2018 budget
(millions of dollars)
	2018	2019	2020	2021	2022	2023
March 2019 budget	201 071	200 756	204 169	207 318	211 357	214 095
% of GDP	48.2	46.1	45.3	44.6	44.1	43.4
March 2018 budget	204 533	209 418	211 120	214 151	215 076	216 876
% of GDP	49.6	49.1	47.9	47.1	45.9	45.0
Adjustments	−3 462	−8 662	−6 951	−6 833	−3 719	−2 781
% of GDP	−1.4	−3.0	−2.6	−2.5	−1.8	−1.6

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Government’s Debt	I-35

[ ]	Adjustments to the debt representing accumulated deficits compared with the March 2018 budget

Compared with the March 2018 budget, as at March 31, 2023, the debt representing accumulated deficits within the meaning of the Act to reduce the debt and establish the Generations Fund has been adjusted downward by $10 million.

As for the ratio of debt representing accumulated deficits to GDP, it has been adjusted downward by 0.5 percentage point due, in particular, to stronger economic growth.

TABLE I.15
Adjustments to the debt representing accumulated deficits as at
March 31 since the March 2018 budget
(millions of dollars)
	2018	2019	2020	2021	2022	2023
March 2019 budget	114 644	111 538	109 034	106 350	103 403	100 143
% of GDP	27.5	25.6	24.2	22.9	21.6	20.3
March 2018 budget	115 109	112 618	109 911	106 920	103 655	100 153
% of GDP	27.9	26.4	24.9	23.5	22.1	20.8
Adjustments	−465	−1 080	−877	−570	−252	−10
% of GDP	−0.4	−0.8	−0.7	−0.6	−0.5	−0.5

Adjustments to the debt representing accumulated deficits
within the meaning of the Public Accounts since the March 2018 budget

Compared with the March 2018 budget, as at March 31, 2023 the debt representing accumulated deficits within the meaning of the Public Accounts, that is, without the addition of the stabilization reserve, has been adjusted downward by $7.4 billion, or 2.0 percentage points of GDP.

This downward adjustment can be attributed to the higher-than-anticipated budgetary surplus in 2017-2018, the elimination of the use of the stabilization reserve and the budgetary surplus anticipated in 2018-2019.

Adjustments to the debt representing accumulated deficits within the meaning of the Public Accounts as at March 31 since the March 2018 budget
(millions of dollars)
	2018	2019	2020	2021	2022	2023
March 2019 budget	107 470	101 864	99 360	96 676	93 729	90 369
% of GDP	25.8	23.4	22.1	20.8	19.6	18.3
March 2018 budget	109 707	108 803	107 032	104 520	101 255	97 753
% of GDP	26.6	25.5	24.3	23.0	21.6	20.3
Adjustments	−2 237	−6 939	−7 672	−7 844	−7 526	−7 384
% of GDP	−0.8	−2.1	−2.2	−2.2	−2.0	−2.0
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I-36	Government’s Debt

APPENDIX 2:	RETIREMENT PLANS SINKING FUND

The Retirement Plans Sinking Fund (RPSF) is an asset that was created by the government in 1993 for the purpose of paying the retirement benefits of public and parapublic sector employees.

In December 1999, as part of the agreement concluded for the renewal of its employees' collective agreements, the government set the objective that the book value of the sums accumulated in the RPSF would be equal, in 2020, to 70% of its actuarial obligations in regard to the retirement plans of public and parapublic sector employees. This objective was reached earlier than anticipated since this proportion was 74% as at March 31, 2018.

Sums will continue to be accumulated in the RPSF so as to continue reducing the gap that exists between its actuarial obligations in regard to the retirement plans of public and parapublic sector employees and the sums it holds to meet these obligations.

As in previous years, deposits in the RPSF will be made only when market conditions are favourable, particularly with respect to interest rates and market receptiveness to bond issues.

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Government’s Debt	I-37

APPENDIX 3:	RETURNS ON FUNDS DEPOSITED WITH THE CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

The main funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec (Retirement Plans Sinking Fund, Generations Fund and Accumulated Sick Leave Fund) are managed in accordance with an investment policy established by the Ministère des Finances in cooperation with the Caisse. This investment policy is established on the basis of several factors, including 10-year return, standard deviation and correlation forecasts for various categories of assets, opportunities for investing in these assets and recommendations of the Caisse.

In 2018, the return on funds deposited by the Ministère des Finances with the Caisse was 4.29% for the Retirement Plans Sinking Fund, 4.38% for the Generations Fund and 4.33% for the Accumulated Sick Leave Fund.

The investment policy of these funds is presented in the box on the next page.

TABLE I.16
Return on and market value of funds deposited by the Ministère des
Finances with the Caisse de dépôt et placement du Québec in 2018
		Market value as at
	Return	December 31, 2018
	(%)	($ million)
Retirement Plans Sinking Fund (RPSF)	4.29	83 176
Generations Fund	4.38	11 298
Accumulated Sick Leave Fund (ASLF)	4.33	1 240

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Government’s Debt	I-39

Comparison of investment policies

Investment policies as at January 1, 2019
(per cent)
			Average benchmark
	RPSF and	Generations	portfolio of depositors
Specialized portfolios	ASLF	Fund(1)	as a whole(2)
Short-Term Investments	1.0	1.0	1.2
Rates(3)	15.0	15.0	13.5
Credit(4)	17.0	16.5	16.0
Long-term bonds	0.0	0.0	1.0
Real Return Bonds	0.0	0.0	0.4
Total – Fixed income	33.0	32.5	32.1
Infrastructure	7.0	8.0	6.3
Real Estate	12.0	12.5	12.0
Total – Real assets	19.0	20.5	18.3
Public Equity	35.0	31.5	37.6
Private Equity	13.0	15.5	12.0
Total – Equity	48.0	47.0	49.6
TOTAL	100.0	100.0	100.0

RPSF: Retirement Plans Sinking Fund.
ASLF: Accumulated Sick Leave Fund.

(1)	The investment policy of the Generations Fund has been adjusted, in cooperation with the Caisse, to take into account withdrawals from this fund for accelerating debt repayment.
(2)	Data as at December 31, 2017 drawn from the 2017 Annual Report of the Caisse de dépôt et placement du Québec.
(3)	Fixed nominal income government bonds.
(4)	Broader range of instruments with fixed income securities characteristics.
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I-40	Government’s Debt

APPENDIX 4:	QUÉBEC'S PUBLIC SECTOR DEBT

The public sector debt includes the government's gross debt as well as the debt of Hydro-Québec, the municipalities, universities other than the Université du Québec and its constituents, and other government enterprises. This debt has served, in particular, to fund public infrastructure, such as roads, schools, hospitals, hydroelectric dams and water treatment plants.

As at March 31, 2019, Québec's public sector debt is expected to stand at $270.8 billion, or 62.2% of GDP. These figures must be put into perspective for they do not take into account the economic value of certain assets held by the government, such as Hydro-Québec, the Société des alcools du Québec and Loto-Québec.

The ratio of public sector debt to GDP has been falling since 2015-2016.

TABLE I.17
Public sector debt as at March 31
(millions of dollars)
	2015	2016	2017	2018	2019
Government's gross debt	203 957	203 347	203 490	201 071	200 756
Hydro-Québec	41 662	43 843	42 882	43 160	43 838
Municipalities	23 305	23 846	24 058	24 505	24 670
Universities other than the Université du Québec and its constituents	1 624	1 608	1 656	1 321	1 321
Other government enterprises	383	308	258	218	228
PUBLIC SECTOR DEBT	270 931	272 952	272 344	270 275	270 813
% of GDP	72.1	70.7	68.6	64.8	62.2

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Government’s Debt	I-41